Mail Stop 3561

July 16, 2009

Robert J. Smith
Senior Vice President and Chief Financial Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, IN 47905

> **Re: Wabash National Corporation**
> **File No. 001-10883**
> **Form 10-K: For the fiscal year ended December 31, 2008**

Dear Mr. Smith:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis, page 22

Results of Operations, page 25

1.   We note that you have incurred gross losses in the fourth quarter of fiscal 2008 and the first quarter of 2009. In light of these gross losses, we believe that it would be useful to investors to expand your disclosure here and in the business section of the filing to discuss the nature of the components of your cost of sales, including the extent to which various components are comprised of fixed or variable costs. This will allow investors to better understand how changes in net

sales, such as those experienced recently, will affect your results of operations. Please provide us with a copy of your proposed revised disclosure.

2. Please revise to discuss and analyze cost of sales separately.

3. Throughout your discussion of results of operations, please revise to quantify all material factors to which variances are attributed. As an example, you state that general and administrative decreased due to reduction in salaries and other employee-related costs which were slightly offset by increases in bad debt expense and legal and technology costs, but you do not quantify any of these factors. In addition, please revise to provide an analysis of the underlying reasons for the factors. For example, explain why there was a reduction in salaries and why bad debt expense increased. Although such information may be available in other sections of your filing, such information is disaggregated and not readily apparent and therefore should be discussed here.

Liquidity and Capital Resources, page 29

Cash Flow, page 32

4. Please enhance your disclosure by providing a more detailed discussion and analysis of the material factors that impact the comparability of operating, investing, and financing cash flows between comparative periods. For operating cash flows, note that references to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash. Instead, your discussion should address material changes in the underlying drivers such as cash receipts from trailer sales and cash payments for raw materials and components. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Contractual Obligations and Commercial Commitments, page 34

5. As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Notes to the Consolidated Financial Statements, page 44

Note 2: Summary of Significant Accounting Policies, page 46

Note 2e: Used Trailer Trade Commitments and Residual Value Guarantees, page 46

6.   Please tell us and revise to disclose where on your statement of operations you report losses related to trade allowances in excess of the net realizable values of the underlying used trailers.

7.   Please revise your disclosure to clarify, if correct, that used trailers are measured at the lower of cost or net realizable value on your balance sheet and describe your basis for measuring cost and net realizable value.

Note 2h: Inventories, page 47

8.   Given the gross losses you have incurred in the fourth quarter of fiscal 2008 and the first quarter of 2009, please tell us what consideration was given to impairment of inventory at the end of each of these periods.

Note 2j: Property, Plant and Equipment, page 47

9.   Please revise to disclose where on your statement of operations you report depreciation expense.

Note 2l: Intangible Assets, page 49

10.   We note that you recorded an impairment of goodwill during the fourth quarter of 2008. Given the significant adverse change in the business climate within the trailer industry and that further declines in this market are expected for 2009, the significant decline in your common share price and overall market capitalization and that your total market capitalization appears significantly below your book value, please advise us what consideration was also given to recognizing an impairment of the Company's recorded investment in intangible assets.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief